VEON Granted Extension by Nasdaq for 20-F Filing Amsterdam, 9 July 2024 – VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), confirms that Nasdaq has accepted the Company’s plan submitted May 29, 2024 to regain compliance in connection with the delayed filing of its Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 20-F”). Nasdaq has granted the Company an exception, enabling it to regain compliance with the listing rules by filing its 2023 20-F on or before November 11, 2024. VEON had previously reported that it would be delayed in its filing of its 2023 20-F due to extraordinary circumstances related to the war in Ukraine and the sale of its Russian operations which impacted its ability to appoint an independent Public Company Accounting Oversight Board (“PCAOB”) registered audit firm; and announced that it had received notice from Nasdaq that it was not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). Since that time, the Company has also announced it has appointed UHY LLP (“UHY”) as its PCAOB auditors for the 2023 20-F. The Company’s plan to regain compliance has now been accepted by the Listing Qualifications Department of The Nasdaq Stock Market, which granted the Company an exception for its delayed 2023 20-F filing. The Company confirms that, as previously announced, it continues to work diligently together with UHY in order to complete and file its 2023 20-F in the fourth quarter of 2024. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com.

Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report and compliance with Nasdaq listing requirements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact information Hande Asik Group Director of Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com